AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

[redacted]

07023947

082-34639

SEC#82-5258

RECEIVED
SEC MAIL PROCESSING
MAY 29 2007
WASH., D.C. 200 SECTION

18 May 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange between 30 April and 18 May 2007.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

dlw 6/1

AGENIX

30 April 2007

CONSTITUTION

Attached is a copy of the Company's constitution adopted by shareholders by way of special resolution at the Extraordinary General Meeting held on 17 April 2007.

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6396

DLA PHILLIPS FOX

Waterfront Place
1 Eagle Street
Brisbane QLD 4000
PO Box 7804
Waterfront Place QLD 4001
Australia
DX 289 Brisbane
Tel +61 7 3246 4000
Fax +61 7 3229 4077
www.dlaphillipsfox.com

Constitution

Agenix Limited

Adopted by special resolution of shareholders 17 April 2007

LNW/0420302

Table of contents

1 Shares and variation of rights

Nature of Company

1.1 The Company is a public company. It is limited by shares.

Issue of shares

1.2 Subject to the Listing Rules, the directors have sole power to issue shares or options to buy or subscribe for shares in the Company. Subject to the Corporations Act 2001 and the Listing Rules, shares and options in the Company may be issued on any conditions as determined by the directors.

Number of shareholders

1.3 There is no limit on the number of shareholders the Company may have.

Price on issue

1.4 The directors may issue and allot shares in the Company at any price they consider appropriate.

Issue of classes of shares

1.5 The directors may issue classes of shares in the Company as they think fit with preferred, deferred or other special rights or restrictions, and with such rights to dividend, voting, return of capital or otherwise and at such price as the directors think fit. An issue of shares under this clause is without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but is subject to the Corporations Act 2001 and the Listing Rules.

Non-variation of rights

1.6 The rights conferred on the holders of the shares of any class are deemed not to be varied by the creation or issue of further shares ranking equally with them unless otherwise expressly provided by the conditions of issue of the shares of that class.

Variation of rights

1.7 The company can only vary the rights attaching to a class of shares if one of the following applies:

1.7.1 the holders of 75% of the shares issued in that class consent to the variation in writing; or

1.7.2 a special resolution is passed at a general meeting of the holders of that class of shares allowing the variation to be made.

However, this clause does not apply if the terms on which shares in that class were issued state otherwise.

Redeemable preference shares

1.8 The directors may issue preference shares subject to the Corporations Act 2001 and the Listing Rules on the condition that they are to be redeemed or at the option of the Company are liable to be redeemed in accordance with conditions set by the directors. These conditions cannot be altered by the directors.

Holder's right to participate in profits and property

1.9 The holder of a redeemable preference share has each of the following rights:

1.9.1 the right to a preferential dividend in priority to the payment of any dividend on any other class of shares; and

1.9.2 the right in a winding up, reduction of capital and on redemption, to payment in cash equally among holders of the same class of preference shares, and in priority to any other class of shares in return of capital and in priority in respect of the amount of any dividend declared but unpaid on the share at that time.

The holder has no other right to participate in the profits or property of the company.

Holder's other rights

1.10 The holder of a redeemable preference share has the same right as the holder of an ordinary share to receive notice of a meeting, to receive a copy of any documents sent to members or to be laid before that meeting, and to attend that meeting.

1.11 The holder may only vote in the following circumstances:

1.11.1 during a period during which a dividend (or part of a dividend) in respect of the share is in arrears;

1.11.2 on a proposal to reduce the Company's share capital;

1.11.3 on a resolution to approve the terms of a buy-back agreement;

1.11.4 on a proposal that affects rights attached to the share;

1.11.5 on a proposal to wind up the Company;

1.11.6 on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

1.11.7 during the winding up of the Company.

Redemption of redeemable preference shares

1.12 A redeemable preference share may only be redeemed if it has been fully paid. It may be redeemed on a date set by the directors. If the directors do not set a date, it is redeemable 5 years after the date it was issued.

2 Brokerage and commission

2.1 Subject to the Corporations Act 2001, the Company may pay brokerage or commissions to a person who agrees to buy shares or arrange for others to buy them. It may be paid in cash, in securities of the Company, or both.

3 Shares held on trust or jointly

Registered holders treated as absolute owners

3.1 Except as required by law, the Company may treat the registered holder of a share as the absolute owner of the share.

Non-recognition of other interests

3.2 Except where this constitution or the Corporations Act 2001 states otherwise, the only interest in shares that the Company must recognise is the registered shareholder's absolute right to the whole of the share. The Company will not recognise that a person holds a share on trust for someone else. Nor will it recognise a contingent, future or partial interest in any share or part of a share.

Joint holders

3.3 If 2 or more persons are registered as the holders of a share they are taken to hold the share as joint tenants with rights of survivorship and on the basis that:

3.3.1 they or their respective legal personal representatives are liable jointly and severally for all payments due in respect of the share;

3.3.2 subject to the preceding paragraph, on the death of any one of them, the survivor or survivors are the only person or persons whom the Company may recognise as having any interest in the share. The directors may require any evidence of death of any registered holder as they think fit;

3.3.3 any registered holder may give an effective receipt for any dividend or other distribution.

3.4 No more than 3 persons are entitled to be registered as the holders of a share.

4 Certificates

Entitlement to certificates

4.1 The Company must give a registered shareholder (whose shares are not held as an uncertificated holding), free of charge, a share certificate marked with the company seal in respect of his or her shares. However, if the Company does not maintain a company seal the certificate must be signed by either:

4.1.1 two directors; or

4.1.2 a director and the secretary.

4.2 The directors may permit a shareholder's holding to be held as an uncertificated holding under the ASTC Settlement Rules and they must do so if the Listing Rules or the ASTC Settlement Rules require that shares are to be held as uncertificated holdings.

4.3 If all the shares in a class are to be held only as uncertificated holdings under the ASTC Settlement Rules, the Company need not provide a share certificate to the shareholder but must provide the shareholder with a statement of the shareholder's holding in accordance with the ASTC Settlement Rules and the Listing Rules. If the Company operates an issuer sponsored sub-register, it must allocate a unique SRN for each holding of shares. A member may have more than one holding each of which will have a unique SRN. Each new holding of shares on the issuer sponsored sub-register must be allocated a unique SRN for that holding.

Delivery to joint holders

4.4 If shares are jointly owned, it is sufficient to give a share certificate to one of the joint shareholders.

5 Lien

Lien on unpaid capital

5.1 The Company has a first and paramount lien on every partly paid security for all money due which has been called or is payable by instalment in respect of that security, but which is unpaid, together with reasonable interest and expenses incurred because the amount is not paid.

Lien on other money owing

5.2 The Company also has a first and paramount lien on securities for all money (including reasonable interest and expenses incurred because the amount is not paid):

5.2.1 owing to the Company on securities acquired under an employee incentive scheme in relation to their acquisition; or

5.2.2 which the Company is required by law to pay and which has been paid in respect of securities of a member or of the estate of a deceased member.

Lien to apply to dividends

5.3 The Company's lien (if any) on a security extends to all dividends payable in respect of the security and reasonable interest and expenses incurred because the amount is not paid.

Enforcement of lien

5.4 The Company may do all things which the Directors think necessary or appropriate to do under the ASTC Settlement Rules of the Listing Rules to enforce or protect the Company's lien.

5.5 While the Company has a lien on any shares held on a CHESS sub-register, the Company must, if required, give notice that a holding lock is to be applied in the form and manner set out in the ASTC Settlement Rules.

Uncertificated Shares

5.6 While the Company has a lien on any shares held on a CHESS sub-register, the Company must, if required, give notice that a holding lock is to be applied in the form and manner set out in the ASTC Settlement Rules.

Company's right of sale

5.7 Subject to clause 5.8, the directors may sell any shares on which the Company has a lien in such manner as they think fit.

Restrictions on sale

5.8 The directors must not sell a share on which the Company has a lien unless:

5.8.1 a sum in respect of which the lien exists is payable; and

5.8.2 the Company has given notice in writing to the registered holder of the share, demanding immediate payment of the amount presently payable in respect of which the lien exists. The notice must be given at least 14 days before the date of the sale to the registered holder of the share or to the person entitled to the share by reason of death or bankruptcy. If the share is part of an uncertificated holding, the notice must comply with the requirements of the ASTC Settlement Rules and the Listing Rules.

Effect of sale of shares over which company has lien

5.9 If the directors sell shares over which the Company has a lien, the directors must authorise the transfer of those shares to the purchaser. The directors must register the purchaser as the shareholder. The purchaser has no responsibility to oversee the Company's use of the purchase money, and his or her right to the shares is not affected by any irregularity in the sale.

Proceeds of sale

5.10 The Company may retain from the proceeds of the sale an amount up to the amount immediately payable on the shares. It must pay any excess to the person who was entitled to the shares immediately before the sale after deducting any amount that still remains unpaid on the shares, whether it is immediately payable or not.

6 Calls on shares

Payments due on fixed dates

6.1 If shares are issued on the basis that the shareholder must make payments on fixed dates, the happening of one of those dates is regarded as a call on that date and all the provisions relating to calls apply.

Calls

6.2 If a shareholder has not paid the full price of shares and the money is not payable at fixed times, the directors may pass a resolution requiring the shareholder to pay a certain amount (a **call**) in relation to the shares. The call may be made payable either in a single sum or by instalments.

Notification of call

6.3 If the directors make a call then, subject to the Listing Rules, they must notify the affected shareholders in writing at least 30 days before the payment is due. The notification must specify the amount, time and date of the payment and any other matters required by the Listing Rules.

Revocation of call

6.4 If permitted by the Listing Rules, the directors may revoke or postpone a call or extend the time for payment of any call.

Deemed time of call

6.5 A call is deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

6.6 The owners of a share that is held jointly are jointly and severally liable to pay all calls in respect of that share. This means that the Company may recover the call amount from any one or more of the joint holders, but must not obtain more than the amount of the call from those joint holders.

Interest on outstanding sums

6.7 If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest at the rate specified in the notice given under clause 6.3 not exceeding 20% per annum calculated from the day appointed for payment of the sum to the time of actual payment. The directors may waive payment of interest wholly or in part.

Differentiation between holders

6.8 On the issue of shares, the directors may differentiate between the holders as to the amount of calls to be paid and the times of payment.

Pre-payment of calls

6.9 If a shareholder owes the Company money on shares but no call has yet been made, the shareholder and the directors may agree that the shareholder lend some or all of this money to the Company on such terms and conditions as the Company thinks fit.

6.10 Payment of an amount in advance of a call does not entitle the paying member to any dividend, benefit or advantage (subject to any contract between the member and the Company), or voting right, to which the member would not have been entitled if it had paid the amount when it became due.

Suspension of privileges

6.11 Until a call, together with any interest and expenses has been paid, the shareholder is not entitled to receive any dividend or bonus or to be present and vote at any meeting (other than as proxy for another shareholder) either personally or by proxy or by authorised corporate representative. The shareholder may not be counted in a quorum or exercise any other privilege as a shareholder.

Recovery of amounts due

6.12 On the hearing of any action for the recovery of money due for any call, proof that:

6.12.1 The name of the person sued was, when the call was made, entered in the register of members as a holder or holders of Shares in respect of which the call was made;

6.12.2 The resolution making the call is duly recorded in the directors' minute book; and

6.12.3 Notice of the call was given to the person sued,

will be conclusive evidence of the debt.

7 Alteration of capital

Power

7.1 Subject to the Listing Rules, the Company may, by resolution:

7.1.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

7.1.2 subdivide all or any of its shares into shares of smaller amount; and

7.1.3 cancel shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited.

Reduction of capital

7.2 Subject to the Corporations Act 2001 and the Listing Rules, the Company may reduce its share capital:

7.2.1 By reduction of capital in accordance with Division 1 of Part 2J.1 of the Corporations Act 2001;

7.2.2 By buying back shares in accordance with Division 2 of Part 2J.1 of the Corporations Act 2001;

7.2.3 In the ways permitted by sections 258E and 258F of the Corporations Act 2001; and

7.2.4 In any other way for the time being permitted by the Corporations Act 2001.

8 Transfer of shares

Form of transfer

8.1 Subject to the Listing Rules, a shareholder may transfer shares to another person by completing:

8.1.1 a written transfer document, in a common form;

8.1.2 a proper ASTC-regulated Transfer; or

8.1.3 a form approved by the directors;

signed by or on behalf of the shareholder and the transferee.

Execution of instruments of transfer

8.2 Unless the transfer is a proper ASTC-regulated Transfer, to have a transfer registered by the Company, the transferor or transferee must give the completed transfer form and the relevant share certificates to the Company. No fee may be charged to register a transfer in registrable form. The directors may require additional evidence of the transferor's entitlement to be registered before registering the transfer. The transferee becomes the holder of the shares when the transfer is registered and his or her name is entered in the register of shareholders. The Company will retain the transfer document.

8.3 An ASTC Regulated Transfer must be effected by a proper ASTC-regulated Transfer and registered in accordance with the ASTC Settlement Rules.

Refusal to register

8.4 Subject to the provisions of the Corporations Act 2001 and the Listing Rules , the directors may, in their absolute discretion, refuse to register any transfer of shares or other securities or request ASTC to apply a holding lock to prevent a transfer of all or any of them:

8.4.1 where a law relating to stamp duty prohibits the Company from registering it;

8.4.2 where the Company has a lien on the securities in accordance with the Listing Rules;

8.4.3 if it is served with a court order that restricts the holder's capacity to transfer the shares or other securities (as the case may be); or

8.4.4 in any circumstances permitted by the Listing Rules.

8.5 Restricted securities under the Listing Rules may not be disposed of during the restriction period which applies to the restricted securities, except as permitted by the Listing Rules or ASX.

8.6 The directors must refuse to register a transfer of shares:

8.6.1 if the shares are classified under the Listing Rules or by the ASX as restricted securities and the transfer is or might be in breach of the Listing Rules or any restriction agreement entered into by the Company under the Listing Rules in relation to those shares; or

8.6.2 where the Company or the directors are required to do so by the Listing Rules,

except as permitted by the Listing Rules or ASX.

No transfer to an infant

8.7 A transfer of any shares may not knowingly be made to an infant or to a person of unsound mind or under other legal disability.

Notice of Refusal

8.8 If the directors refuse to register a transfer of any share, they must give notice of the refusal to each transferor and transferee within five business days after the date on which the transfer was lodged with the Company. The precise reasons for the refusal must be set out in the notice.

Certificate to be given up on transfer

8.9 Upon every transfer of shares, the certificate held by the transferor must be given up and cancelled. A new certificate will be issued without charge to the transferee in respect of the shares transferred, and if any of the shares included in the certificate given up are retained by the transferor, a new certificate shall be issued to the transferor in respect of those shares without charge. The Company shall retain the instrument of transfer.

8.10 If the Company participates in a share transfer system conducted in accordance with the Listing Rules, then share transfers must be registered in accordance with the Listing Rules and the ASTC Settlement Rules.

8.11 The Company may participate in any share transfer system conducted in accordance with the Listing Rules which does not depend upon the issue or production of share certificates in respect of the shares.

8.12 For a transfer of an uncertificated holding of shares, the procedure is the same as for certificated holding of shares, except that the written transfer instrument need not be accompanied by a certificate. If the Company operates an issuer sponsored sub-register, it must issue a statement for each new holding as a result of the transfer in accordance with the Listing Rules.

When transfer books and register may be closed

8.13 Subject to the Corporations Act 2001, the registration of transfers of shares that are not CHESS Approved Securities may be suspended and the register closed. The directors must give notice by advertisement of the closure in an appointed newspaper. The Company must give the ASX notice of any intended closure in

accordance with the Listing Rules. The register shall not be closed for any time or times exceeding a total of thirty days in any year.

8.14 The Company must process proper ASTC-regulated Transfers affecting sub-registers administered by the Company on all business days.

9 Transmission of shares

Recognised interests

9.1 If a shareholder dies, the only persons that the Company will recognise as having any right to the deceased's shares are:

9.1.1 his or her legal personal representative or

9.1.2 where the shares are held jointly, any joint holder of those shares.

9.2 The deceased person's estate will still be subject to any liabilities which attached to the shares, even if the deceased was only a joint holder of shares.

9.3 If two or more persons are jointly entitled to the deceased's shares, those persons will be regarded as joint holders of the shares.

Transmission

9.4 A person entitled to a share because of death or bankruptcy of a member may elect either to be registered as holder of the share or to have some other person nominated to be registered as the transferee of the share. A person relying on this clause must produce any information properly required by the directors. This clause is subject to the Bankruptcy Act 1966.

9.5 A person relying on clause 9.4 must elect in writing to the Company to be registered.

9.6 A person electing under clause 9.4 to have another person registered must deliver to the Company an executed transfer of the share to that other person.

9.7 The provisions of this constitution relating to the right to transfer, and the registration of transfers of shares apply to any notice or transfer as if the death or bankruptcy of the member has not occurred and the notice or transfer were a transfer signed by that member.

Personal representatives and joint holders

9.8 If a shareholder dies or becomes bankrupt, his or her personal representative or trustee is entitled to receive any dividends and other benefits that the shareholder would have been entitled to and to exercise the same rights as the shareholder. The directors may require production of any information that is properly required by the directors.

9.9 Where 2 or more persons are jointly entitled to any share due to the death of the registered holder, for the purpose of this constitution, they are deemed to be joint holders of the share.

10 Forfeiture of shares

Procedure for forfeiture

10.1 If a shareholder fails to pay a call or another amount that is payable on shares on the due date, the directors may notify the shareholder that they require payment of the amount, together with any interest that has accrued, on or before a specified date. The date for payment must be at least 14 days after the shareholder receives the notice.

10.2 If the notice states that the shares in respect of which the amount is due may be forfeited if payment is not made on time, and the amount is not paid on time, the directors may resolve that the shareholder has forfeited those shares. They can only do so before the amount is paid.

10.3 If the forfeited shares are entered on the CHESS sub-register, the Company may take steps to move the share to a sub-register administered by the Company. The forfeiture is effective at the time the share is entered in that sub-register.

Application to dividends

10.4 A forfeiture under clause 10.2 includes all dividends and bonuses declared and not paid in respect of the forfeited shares before the date on which the resolution as to forfeiture referred to in that clause is passed.

Rights of sale

10.5 A forfeited share shall be deemed to be the property of the Company. Subject to the Listing Rules and the ASTC Settlement Rules, a forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit. At any time before the sale or disposition, the forfeiture may be cancelled on terms as the directors think fit.

Cessation as a member

10.6 A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares.

10.7 Despite forfeiture, a member whose shares are forfeited remains liable to pay to the Company all money that, at the date of forfeiture, was payable by the member to the Company in respect of the shares (including interest not exceeding 20% per year from the date of forfeiture on the money for the time being unpaid if the directors think fit to enforce payment of the interest).

10.8 The former member's liability ceases if and when the Company receives payment in full of all money (including interest) so payable in respect of the forfeited shares.

Evidence of forfeiture

10.9 A statutory declaration signed by a director or secretary of the Company stating that the person making the declaration is a director or secretary of the Company, and specifying that particular shares in the Company have been forfeited on a particular date, is satisfactory evidence of their forfeiture.

Manner of forfeiture

10.10 The Company is entitled to the money from the sale. The Company may transfer the shares to the purchaser or person to whom they are disposed of, and register the purchaser as the shareholder. That person has no responsibility to oversee the Company's use of the purchase money, and his or her right to the shares is not affected by any irregularity in the forfeiture or any proceedings relating to the disposal of the shares.

Residue on sale

10.11 If any shares are forfeited and sold at public auction, any residue after the satisfaction of the unpaid calls, instalments and accrued interest and expenses must be held in trust until paid to the person whose shares have been forfeited, or the person's executors, administrators, or assigns, or as the person directs and must be paid in accordance with the Listing Rules.

Certificates

10.12 The shareholder must deliver to the Company the certificate or certificates held in respect of any forfeited shares and in any event the certificates representing forfeited shares are void and of no further effect.

Application to further calls

10.13 The clauses as to forfeiture apply to non-payment of any sum that, by the conditions of issue of a share, becomes payable at a fixed time, as if that sum had been payable by virtue of a call duly made and notified.

11 General meetings

Annual General Meetings

11.1 The Company must hold an annual general meeting as required by section 250N of the Corporations Act 2001.

Power to convene

11.2 Any director may convene a general meeting whenever he or she thinks fit.

Power to postpone

11.3 Subject to sections 249D and 250N of the Corporations Act 2001, the board of directors of the Company may postpone a general meeting by giving 2 clear days notice of the postponement to all persons entitled to receive notice of the general meeting.

Notice

11.4 A notice of a general meeting must specify the place, the day and the hour of meeting and must state the general nature of the business to be transacted at the meeting.

Notice period and content

11.5 Except when the Corporations Act 2001 and the Listing Rules permit shorter notice to be given, 28 days notice must be given to all persons entitled to receive those notices from the Company. All notices must specify the place and day and hour of the meeting and for any business, the general nature of that business.

Circular resolution

11.6 The Company may pass a resolution without a general meeting being held if all the members entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document. If a share is held jointly, each of the joint members must sign.

Omissions

11.7 The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive the notice shall not invalidate any resolution passed or any proceedings at that meeting.

12 Proceedings at general meetings

Quorum

12.1 Business may not be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Three members (including any proxy for a shareholder and any person representing a company shareholder in accordance with the Corporations Act 2001) constitute a quorum in all cases.

Effect of no quorum

12.2 If a quorum is not present within 30 minutes from the notified starting time for the meeting:

12.2.1 where the meeting was convened on the requisition of members, the meeting is cancelled;

12.2.2 in any other case, the meeting is postponed to the same place on the same day and at the same time the following week, or to any other time and place chosen by the directors. If a quorum is not present within half an hour after the starting time of the postponed meeting, it is cancelled.

Chairperson of directors

12.3 The chairperson elected as chairperson of directors meetings, or in the chairperson's absence, the deputy chairperson (if any), shall preside as chairperson at every general meeting.

Vacancy in chairperson

12.4 Where a general meeting is held and:

12.4.1 no person has been elected as a chairperson of directors; or

12.4.2 neither the chairperson nor the deputy chairperson is present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the members present must elect one of their number to be chairperson of the meeting.

Adjournment

12.5 The chairperson may at any time adjourn a meeting with the meeting's consent. The chairperson must adjourn a meeting if the meeting votes to adjourn it. The only business that can be transacted at an adjourned meeting is the unfinished business from the original meeting.

Notice where a meeting is adjourned for 30 days

12.6 When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

Form of notice for adjourned meeting

12.7 Except as provided by clause 12.6, it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Right to discuss the management of the Company

12.8 The Chairperson of a meeting of shareholders must allow a reasonable opportunity for shareholders at the meeting to question, discuss or comment on the management of the Company. Directors of the Company shall answer shareholders' questions if they are capable of doing so.

Voting on show of hands

12.9 At any general meeting a resolution put to the vote of the meeting is decided on a show of hands of all members entitled to vote unless a poll is (before or on the declaration of the result of the show of hands) demanded according to this constitution.

12.10 Unless a poll is duly demanded, a declaration by the chairperson that a resolution or a show of hands has been carried or carried unanimously, or by a particular majority, or lost, must be made in the minutes of the meeting.

12.11 An entry recording the chairperson's declaration of voting in the book containing the minutes of the proceedings of the Company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Poll

12.12 A poll may be demanded:

12.12.1 by the chairperson;

12.12.2 by at least 5 members entitled to vote on the resolution;

12.12.3 members with at least 5% of the votes that may be cast on the resolution on a poll;

and on a poll, each member entitled to vote is entitled to one vote for each share held or a fraction of a vote for a share on which payment remains owing. That fraction will be equal to the proportion which the amount paid (not credited) relates to the total amounts paid and payable (excluding amounts credited). Amounts paid in advance of a call are to be ignored.

12.13 A poll demanded on the election of a chairperson or on a question of adjournment must be taken immediately.

12.14 A poll demanded on any other subject is taken in such manner and either at once or after an interval or adjournment or otherwise as the chairperson directs. The result of the poll is the resolution of the meeting at which the poll was demanded.

12.15 A demand for a poll may be withdrawn.

12.16 A poll may be demanded before a vote is taken or in the case of a vote taken on a show of hands, immediately before or immediately after, the results of the vote are taken.

Chairperson's vote

12.17 If the votes are equal, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded is not entitled to a second or casting vote.

Proxy holders and representatives voting rights

12.18 Subject to the Listing Rules and any rights or restrictions for the time being attached to any class or classes of shares:

12.18.1 at meetings of members or classes of members each member entitled to vote may vote in person or by proxy or attorney; and

12.18.2 on a show of hands every person present who is a member or a representative of a member has one vote in respect of each share carrying the right to vote and on a poll every person present in person or by proxy, attorney or representative has one vote for each share held carrying the right to vote.

12.19 A proxy need not be a member of the Company.

Votes of joint holders

12.20 If shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those shares appears first in the Register of Shareholders is to be treated as the only vote in relation to those shares.

Incapacity

12.21 This clause applies where a member is of unsound mind or is a person whose person or estate is liable to be dealt with under the law relating to mental health. The member's committee or trustee or such other person as properly has the management of the member's estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member.

Disentitlement to vote

12.22 A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by the member in respect of share in the Company have been paid.

12.23 During a breach of the Listing Rules relating to restricted securities or while a breach subsists of a restriction agreement entered into by the Company under the Listing Rules in relation to shares which are restricted securities, the restricted securities do not confer on the holder any dividend, distribution or voting rights. However, those restricted securities shall not be treated or taken to be a separate class of share for any purpose.

Objection to voter

12.24 An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is cast.

12.25 Any objection is referred to the chairperson of the meeting, whose decision is final and a vote not disallowed by the chairperson is valid for all purposes.

Appointment of proxy

12.26 An instrument appointing a proxy must be in writing signed by the appointor or an attorney duly authorised in writing or, if the appointer is a body corporate, signed by a duly authorised officer or attorney or in accordance with the Corporations Act 2001.

12.27 Instruments appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and in that event the proxy is not entitled to vote on the resolution except as specified in the instrument.

12.28 An instrument appointing a proxy is taken to confer authority to demand or join in demanding a poll.

12.29 An instrument appointing a proxy may be in the following form or any other form acceptable to the Company and which complies with the Listing Rules.

> To: Agenix Limited
>
> I/we, [Name of member/s], of [Address of member/s], being a member/members of the Company, appoint [Name of proxy 1], of [Address of proxy 1] or in the member's absence, appoint [Name of proxy 2] of [Address of proxy 2] as my/our proxy to vote for me/us on my/our behalf at the annual general*/general meeting*

of the Company to be held on the [Date of meeting] or at any adjournment of that meeting.

I wish to direct my proxy to vote in favour of or against the following resolutions at the meeting (Insert details of how you want your proxy to vote. If no details are completed, the proxy will be free to exercise this proxy as he/she sees fit).

The proxy may exercise this proxy as he/she thinks fit in respect of each resolution where this proxy does not contain specific directions as to how the proxy is to vote in respect of that resolution.

Signed [date]
* Strike out whichever is not desired.

Lodgement of proxy

12.30 A document appointing a proxy (and any power of attorney under which it is signed, or a certified copy of that power) must be received by the Company at least 48 hours before the time of the meeting. If the document is not received on time, the proxy cannot vote at the meeting.

12.31 A document appointing a proxy is taken to be received when it is received at any of the following:

12.31.1 the Company's registered office or

12.31.2 a fax number at the Company's registered office or

12.31.3 a place, fax number or electronic address specified for the purpose in the notice of meeting.

Effect of proxy vote

12.32 A vote given according to an instrument of proxy or of a power of attorney is valid if no notice in writing of the death, unsoundness of mind, revocation of the instrument or authority or any sale of the relevant share has been received by the Company at the registered office before the commencement of the meeting or adjourned meeting at which the said instrument is acted upon.

Decisions

12.33 A decision of a general meeting may not be impeached or invalidated on the ground that a person voting at the meeting was not entitled to do so.

Admission to general meetings

12.34 The chairperson of a general meeting may refuse admission to a person or require a person to leave and not return to, a meeting if the person:

12.34.1 Refuses to permit examination of any article I the person's possession; or

12.34.2 Is in possession or and electronic recording device, placard or banner or other article, which the chairperson considers to be dangerous, offensive or liable to cause disruption; or

12.34.3 Causes any disruption to the meeting.

Auditor's right to be heard

12.35 The auditor of the Company from time to time is entitled to:

12.35.1 Attend any general meeting of the Company;

12.35.2 Be heard at any general meeting of the Company on any part of the business of the meeting that concerns the auditor in their capacity as auditor, even if:

(a) The auditor retires at the general meeting; or

(b) Members pass a resolution to remove the auditor from office; and

12.35.3 Authorise a person in writing to attend and speak at any general meeting as the auditor's representative.

13 Appointment, removal and remuneration of directors

Minimum and maximum number of directors on incorporation

13.1 The minimum number of directors is 3. The maximum number is 7.

Change to numbers of directors

13.2 The Company may by resolution increase or decrease the minimum and maximum number of directors but the minimum must never be less than 3.

Period of office

13.3 Each of the directors will hold office until the director vacates the office or is removed under this constitution.

Retirement by rotation

13.4 Clauses 13.5 - 13.7 apply only if the Company has been admitted to the Official List of ASX and the Listing Rules apply.

13.5 At each annual general meeting one-third of the directors (except for the managing director), or, if their number is not three or a multiple of three, then the number nearest but not exceeding one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day shall (unless they otherwise agree between themselves) be determined by lot.

13.6 The retiring directors shall be eligible for re-election.

13.7 The Company at any general meeting at which any directors retire may fill the vacated offices. A person (other than a director who retires by rotation) is not eligible to be appointed as a director at a general meeting unless notice of nomination of the person to be a director is given to the Company 30 business days before the general meeting. The nomination must state the person is to be nominated and must include written consent of the person to be a director. If directors may be elected at a meeting, the Company must tell the ASX the date of the meeting at least 5 business days before the closing date for receipt of nominations for directors.

Retiring directors to remain in office until successors appointed

13.8 If, at any general meeting at which an election of directors ought to occur, the places of the retiring directors are not filled, the retiring directors or any who have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled unless:

13.8.1 it is determined at the meeting to reduce the number of directors;

13.8.2 it is resolved at the meeting not to fill the vacated offices;

13.8.3 in any case, the resolution for re-election of a director is put to the meeting and lost; or

13.8.4 the director has given notice in writing to the Company that he or she is not willing to be re-elected.

Casual vacancy

13.9 The directors have power at any time to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors. That director will hold office until the end of the next annual general meeting of the Company when the director may be re-elected but will not be taken into account in determining the number of directors who must retire by rotation. The directors must not make an appointment so that the total number of directors at any time exceeds the maximum number fixed in accordance with this constitution.

Removal by members

13.10 The members may in accordance with the Corporations Act 2001, by resolution remove any director from office but not so as to have fewer then the minimum number of directors fixed in accordance with this constitution. The members may appoint another director at the same meeting to replace the director removed. The replacement director must retire at the next annual general meeting and will be eligible for re-election but will not be taken into account in deciding the directors who must retire by rotation.

Appointment by Members

13.11 The members may, by resolution appoint any person as a director but not so as to exceed the maximum number of directors fixed in accordance with this constitution.

Directors' fees and remuneration

13.12 The directors shall be entitled to receive remuneration for their services as directors as determined by the Company in general meeting. Unless otherwise directed by the resolution approving the remuneration, the sum is to be divided among the directors in any proportions as the directors may agree, or failing agreement, equally. If a director holds office for less than the whole of the relevant period in respect of which the remuneration is paid, that director is only entitled to receive remuneration in proportion to the time during the period for which the director has held office.

13.13 Fees payable to non-executive directors shall be by a fixed sum and not by a commission on or percentage of profit or operating revenue. Remuneration and fees payable to executive directors shall not include a commission on or percentage of operating revenue.

Directors' expenses

13.14 The directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company or in the discharge of their duties as directors.

Special remuneration

13.15 The directors may grant special remuneration to any director who performs any special or extra services for or at the request of the Company. Any special remuneration may be made payable to a director in addition to or in substitution for the director's ordinary remuneration.

Increase in fees

13.16 Directors fees paid by the Company (or any entity with which it is associated) to its directors shall not be increased without the prior approval of shareholders. The notice convening the meeting shall include the amount of the increase and the maximum sum that may be paid.

No share qualification

13.17 A director need not be a shareholder in the Company.

Vacation of office

13.18 In addition to the circumstances in which the office of a director becomes vacant under the Corporations Act 2001, a director ceases to hold office immediately any of the following happens.

13.18.1 The director becomes bankrupt.

13.18.2 The director becomes mentally unfit to hold office, or the director or his or her affairs are made subject to any law relating to mental health or incompetence.

13.18.3 The director resigns by giving the Company written notice.

13.18.4 The director becomes disqualified by law from being a director.

13.18.5 Without the consent of the other directors, the director is absent from meetings of directors for a continuous period of 6 months.

14 Powers and duties of directors

General power of management

14.1 Subject to the Corporations Act 2001 and to this constitution, the business of the Company is managed by the directors who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Corporations Act 2001, the Listing Rules or by this constitution, required to be exercised by the Company in general meeting.

Borrowing Powers

14.2 Without limiting clause 14.1, the directors may exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

Options

14.3 Subject to the Listing Rules, but without prejudice to the general powers conferred by this constitution, the directors may give to any person the right or option of requiring an allotment of a share to the person at a future date on terms to be determined by the directors.

Negotiable Instruments

14.4 At least 2 directors may sign, draw, accept, endorse or otherwise execute a negotiable instrument unless the directors resolve otherwise.

15 Proceedings of directors

Directors to regulate as quorum

15.1 The directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit. Unless otherwise determined, 2 directors is a quorum. An alternate director shall be counted for quorum purposes as a separate director unless the alternate is another director. The alternate may only be counted once if the person is an alternate for more than one director.

Convening of meetings

15.2 A director may at any time, and a secretary must on the requisition of a director, convene a meeting of the directors. Notice of meetings must be given to each director. Notice may be given by telephone, facsimile or in writing by fax or any other method agreed by the directors.

Written resolution

15.3 The directors may pass a resolution in writing without holding a meeting if all directors who are entitled to vote on the resolution sign the document or documents or identical copies of it or them.

Deemed date of passing resolution

15.4 The resolution will be treated as having been passed at a meeting of directors held on the day and at the time that the last director signs.

Telephone and other meetings

15.5 While the directors may regulate their meetings as they think fit, a meeting of directors or committee of directors may be held where one or more of the directors is not physically present at the meeting, where:

15.5.1 all persons participating in the meeting can communicate with each other instantaneously whether by telephone or other form of communication;

15.5.2 notice of the meeting is given to all directors entitled to notice according to the usual procedures determined by the directors for the giving of notice and such notice does not specify that directors are required to be present in person;

15.5.3 if a failure in communications prevents clause 15.5.1 from being satisfied by that number of directors which constitutes a quorum, then the meeting is suspended until clause 15.5.1 is satisfied again. If clause 15.5.1 is not satisfied within 15 minutes from the time the meeting was interrupted, the meeting is deemed to have terminated; and

15.5.4 any meeting held where any director is not physically present is treated as held at the place specified in the notice of meeting if a director is present there. If no director is so present, the meeting is treated as held at the place where the chairperson of the meeting is located.

Decisions of the directors

15.6 Questions arising at any meeting of directors shall be decided by a majority of votes. A determination of a majority of directors is for all purposes taken to be a determination of the directors. If the votes are equal, the chairperson of the meeting shall not have a second or casting vote.

Minutes of meeting of directors

15.7 The directors must ensure that the minutes of the meeting record each of the following:

15.7.1 the names of all directors who are present;

15.7.2 the chairperson of the meeting;

15.7.3 details of the proceedings at the meeting;

15.7.4 resolutions passed at the meeting;

15.7.5 any appointment of an officer;

15.7.6 interests declared by any director in accordance with this constitution.

Chair must sign minutes

15.8 The minutes of a meeting of directors must be signed by the chairperson of that meeting, either at that meeting or at the following meeting.

Appointment of alternate director

15.9 With the consent of the other directors, a director may appoint an individual to be an alternate director for him or her for any period, providing the alternate director has previously consented in writing to act. The director must do so by giving other directors a written notice of the appointment, signed by the director. An alternate director may exercise any of the powers of the director appointing him or her, does not have to have a share qualification and is subject to all of his or her appointor's obligations. The alternate is entitled to be notified of directors meetings and to attend and vote at them as a director, but only if the appointing director is not present or not voting. An alternate director may also be a director and may act as alternate to more than one director.

Ending of appointment of alternate director

15.10 An alternate director ceases to hold office immediately any of the following happens:

15.10.1 the director who appointed the alternate director ceases to be a director;

15.10.2 the director who appointed the alternate director ends the appointment by giving the alternate director a written notice signed by the director;

15.10.3 the period of the appointment ends; or

15.10.4 anything happens that would result in the alternate director ceasing to be a director if he or she were a director.

Authority to act where vacancy

15.11 If there is a vacancy in the office of a director, the remaining directors may act. If the number of remaining directors is less than the number required to constitute a quorum at a meeting of directors, the directors may act only for the purpose of increasing the number of directors to a number sufficient to constitute a quorum or to convene a general meeting of the Company.

Chairperson

15.12 The directors must elect one of their number as chairperson of their meetings and determine the period of office of the chairperson.

Substitute chairperson

15.13 Where a meeting of the directors is held and:

15.13.1 a chairperson has not been elected as provided; or

15.13.2 the chairperson is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act,

the directors present may elect one of their number to be a chairperson of the meeting.

Committee of directors

15.14 The directors may delegate any of their powers to a committee or committees of directors.

15.15 A committee must exercise the powers delegated according to any directions of the directors and any power so exercised is deemed to have been exercised by the directors.

15.16 The members of such a committee may elect one of their number as chairperson of their meetings.

15.17 Where a meeting is held and:

15.17.1 a chairperson has not been elected as provided by clause 15.6; or

15.17.2 the chairperson is not present within 10 minutes after the time appointed for the holding of the meeting or is unwilling to act;

the members present must elect one of their number to be chairperson of the meeting.

Regulation of committee of directors

15.18 A committee of the directors may meet and adjourn as it thinks fit.

Determination by majority vote

15.19 A question arising at a meeting of a committee must be determined by a majority of votes of the members present and voting.

No casting vote

15.20 If the votes are equal, the chairperson of a committee shall not have a second casting vote.

Defects in appointments

15.21 All acts done by any meeting of the directors or of a committee of directors or by any person acting as a director are deemed to be valid as if all persons had been duly appointed and were qualified to be a director or a member of the committee.

Disqualification

15.22 Clause 15.21 operates even if it is afterwards discovered there was some defect in the appointment of a person to be a director or a member of the committee, or to act as a director, or that person so appointed was disqualified.

Director's personal interests

15.23 Subject to the Listing Rules, a director may be employed by, or contract with, the Company and may be employed by any other Company in which the Company owns shares or has an interest. A director may be a director or officer of that other company. However, a director cannot be employed as the Company's or that other Company's auditor. A director is not required to account to the Company for any profit arising from his or her employment by, or contracting with, the Company.

Declaration of interests

15.24 If a director has a personal interest in a proposed contract or arrangement which the Company may enter into, he or she must declare that interest:

15.24.1 at the directors' meeting at which the proposed contract or arrangement is first discussed; or

15.24.2 if the interest arises later, at the first meeting of directors after he or she becomes aware of the interest.

Interests obtained post contract

15.25 If a director gains a personal interest in a contract or arrangement which the Company has already entered into, he or she must declare that interest at the first meeting of directors after he or she becomes aware of that interest.

Interested directors not included in quorum

15.26 A director who has previously declared a personal interest to a meeting of directors of the Company may not vote on and may not be counted in the quorum of directors, in respect of any contract or arrangement by the Company with any other person or corporation in which the director may be interested. A director with a material interest in a matter being considered at a meeting of directors may not be present at that meeting. The director may not vote in respect of the director's appointment to any office or place of profit under the Company.

Failure to disclose

15.27 A director's failure to make disclosure under this clause does not render void or voidable a contract or arrangement in which the director has a direct or indirect interest.

Directors of related corporations

15.28 A director is deemed to be not interested in any contract or arrangement where the only personal interest of the director arises because the director is also a director of a corporation which is taken to be related to the Company by the Corporations Act 2001.

Interested director may attest seal

15.29 A director may attest the affixing of the seal (if any) to any document or execute any document as a director of the Company relating to a contract or arrangements in which the director has an interest.

Director's guarantee

15.30 A director is not taken to be interested in any contract or proposed contract relating to any loan to the Company by reason only that the director has guaranteed or proposed to guarantee jointly or severally the repayment of the loan.

Partnership/other interests

15.31 If, because a director is a member of a partnership, or a director or shareholder of another company, or is in a position to control another entity, he or she will be personally interested in any of the Company's contracts or arrangements with that partnership, company or entity, he or she may give the other directors a written notice declaring his or her relationship to that partnership, company or entity and his or her consequent interest in all contracts or arrangements with it. The notice is a sufficient declaration of interest in relation to any future contracts or arrangements with that partnership, company or entity.

Directors aware of interest

15.32 If all other directors are aware that a director is a member of a partnership, or a director or shareholder of another company, or is in a position to control another entity, that fact has the same effect as if the director had given the other directors written notice under clause 15.31 at the time all of them as a group first became aware of it.

15.33 **Entity** includes a trust or other entity whether it is a legal person or not. The following are examples of a director being in a position to control an entity.

15.33.1 The director is the appointor of a trust and has power to remove the trustee.

15.33.2 The director is the sole trustee of a trust.

15.33.3 The trustee or trustees of a trust are accustomed to act in accordance with the wishes of the director.

16 Executive directors

Appointment

16.1 The directors may appoint a director to be managing director on the terms and for the length of time that they consider appropriate. The directors may give the managing director any of the powers they can exercise. They may also impose any limitations on the exercise of those powers, and may withdraw or alter the powers they have conferred.

16.2 The directors may also appoint a director to any other full-time or substantially full-time executive position in the Company on such terms as they think fit.

Cessation of appointment

16.3 An Executive Director's appointment ends immediately any of the following happens:

16.3.1 he or she ceases to be a director;

16.3.2 the directors end the appointment by written notice, provided that they comply with any agreement relating to the ending of the appointment; or

16.3.3 the period of the appointment ends.

Remuneration

16.4 An Executive Director, subject to any agreement entered into in a particular case, may receive such remuneration as the directors determine.

Powers of managing director

16.5 Any powers by the directors or the managing director conferred may be concurrent with or to the exclusion of the powers of the directors.

17 Secretary

17.1 A secretary of the Company holds office on the conditions as to remuneration and otherwise as the directors determine.

18 Seal

Directors may elect to adopt a Seal

18.1 The directors may adopt a Seal.

Safe custody of Seal

18.2 If the directors adopt a Seal, they must provide for the safe custody of the Seal.

Authority to use Seal

18.3 Where a Seal has been adopted:

18.3.1 the Seal may only be used with the authority of the directors, or of a committee of the directors authorised by the directors to authorise the use of the Seal; and

18.3.2 every document to which the Seal is affixed must be signed by a director and be countersigned by another director, a secretary or another person appointed by the directors to countersign that document or a class of documents in which that document is included.

Where no seal is adopted

18.4 If the directors do not adopt a Seal or resolve to no longer require its use, documents may be executed in the name of the Company in the manner provided by the Corporations Act 2001.

19 Minutes

Minutes of meetings

19.1 The directors must cause minutes to be made of:

19.1.1 all appointments of Officers made by the directors;

19.1.2 the names of the directors present at each meeting of the directors and of committees appointed under this constitution; and

19.1.3 all resolutions and proceedings at all meetings of the Company and of the directors and any committees.

19.2 Any minutes shall be conclusive evidence of proceedings if they purport to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting. Minutes prepared in accordance with the Corporations Act 2001 and this constitution shall be kept by the Company secretary at the registered office of the Company.

19.3 The directors must comply with the provisions of the Corporations Act 2001 in regard to keeping a register of shareholders and to the production and furnishing of copies of or extracts from such register.

20 Records

Records

20.1 The directors must determine whether and on what conditions the accounting records and other documents of the Company or any of them are open to the inspection of members other than directors. A member other than a director does not have the right to inspect any document of the Company except as provided by the Corporations Act 2001 or authorised by the directors or by the Company in general meeting.

Keeping records

20.2 The directors must ensure that proper accounting and other records are kept, and all accounts and other documents are distributed in accordance with the requirements of the Corporations Act 2001 and the Listing Rules.

21 Powers of attorney

Powers of attorney

21.1 The directors may grant a power of attorney to another person to act on behalf of the Company. The power of attorney must state each of the following:

21.1.1 the powers and discretions that the attorney may exercise;

21.1.2 the duration of the power; and

21.1.3 any conditions on its exercise.

21.2 The document may also contain any provisions to protect people dealing with the attorney that the directors consider appropriate.

Limits on power

21.3 The powers conferred on an attorney cannot exceed the powers of the directors. The attorney may be authorised to delegate any of the powers conferred on him or her.

22 Auditor

22.1 The Company must appoint and may only remove an auditor in accordance with the Corporations Act 2001.

23 Dividends and reserves

Declaration

23.1 The directors alone may declare a dividend to be paid to shareholders. The dividend is payable as soon as it is declared, unless the directors specify a later time for payment.

Interim dividends

23.2 The directors may declare interim dividends if they consider that the Company's profits justify it. However, they may also choose to carry any profits forward.

Source of dividends

23.3 No dividend may be declared or paid except out of profits or otherwise as allowed by the Corporations Act 2001. No interest is payable in respect of dividends.

Reserved profits

23.4 Before declaring a dividend, the directors may set aside out of the Company's profit any amount that they consider appropriate. This amount may be used in any way that profits can be used, and can be invested or used in the Company's business in the interim. However, it must not be used to buy the Company's shares.

Entitlement to dividends

23.5 Subject to the Listing Rules relating to partly paid securities, all dividends are apportioned and paid proportionately to the amounts paid or credited as paid on the shares in proportion to the relevant issue price for the shares. This regulation is subject to the rights of persons (if any) entitled to shares with special rights as to dividends. The holder of any restricted securities under the Listing Rules who is in breach of the Listing Rules or any restriction agreement in respect of the restricted securities is not entitled to receive dividends.

Ranking of dividends

23.6 Where any share is issued on conditions providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

Amounts advanced on shares

23.7 An amount paid or credited as paid on a share in advance of a call is not taken to be paid or credited as paid on the share under this clause.

Deduction from dividends of money owing

23.8 The directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by the member to the Company on account of calls or otherwise in relation to shares in the Company.

Payment of dividends by distribution of property

23.9 The directors may direct payment of the dividend wholly or partly by the distribution of specific assets, including paid up shares in, or debentures of, any other corporation.

23.10 In the event of a distribution by way of dividend or return of capital or otherwise by the transfer of shares:

23.10.1 each shareholder entitled to receive the distribution consents to becoming a member of the company whose shares are distributed and agrees to be bound by the constitution of that company; and

23.10.2 The Company is authorised to act for and on behalf of every shareholder who is the intended recipient of any distribution in kind of the Company's assets from time to time. The Company's authority to act in this way is limited to doing only those acts or things reasonably required to transfer or vest title in the assets to the intended recipient shareholders and for no other purpose. For the avoidance of doubt, the Company may sign any consent, transfer or approval or enter into any agreement including an agreement to become a member of any company on behalf of any shareholder. The Company is not, and will not become, liable to any shareholder for anything the Company lawfully does or fails to do under this authority including without limitation, the payment of any stamp duty or other taxes arising as a result of effecting, or attempting to effect, any such transfer or vesting.

Directors to settle differences

23.11 Where a difficulty arises in regard to a distribution under clause 23.9 the directors may settle the matter as they consider expedient. For this purpose, the directors may fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments to be made to any members on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the directors consider expedient.

Payment of dividends by cash

23.12 A dividend (or other amount) payable to a shareholder may be paid by direct payment to the shareholder's bank account, or by a cheque or warrant posted to any of the following:

23.12.1 the shareholder's registered address;

23.12.2 the registered address of the joint holder of shares who is named first on the register of shareholders; or

23.12.3 an address and person nominated by the holder or joint holders of the shares.

24 Transfers

24.1 A transfer of shares shall not pass the right to any dividend or bonus declared on the share before registration of the transfer.

Authority to capitalise profits

24.2 The directors may resolve to capitalise any part of the Company's profit that is available for distribution. If they do that, they must not pay the amount in cash, but must use it to benefit those shareholders who are entitled to dividends in the proportions that would apply if it were a dividend. The benefit must be given in one of the following ways:

24.2.1 paying up the amounts unpaid on the shareholder's shares; or

24.2.2 issuing shares or debentures of the Company to the shareholder.

24.3 The amount capitalised must be applied for the benefit of shareholders in the proportions in which the shareholders would have been entitled to dividends if the amount capitalised had been distributed as a dividend. If fractions of shares or debentures are initially allocated, the directors may, in their discretion:

24.3.1 issue fractional certificates in the case of unquoted securities;

24.3.2 pay the shareholder the cash equivalent of the fraction; or

24.3.3 round up or down the final allocation.

25 Notices

Method

25.1 A notice may be given by the Company to any member either by serving it on the member personally or by sending it by post to the member at his, her or their address as shown in the register of members or the address including any facsimile number supplied by the member to the Company for the giving of notices to the member. Overseas shareholders must receive notices by air mail or facsimile transmission or any other way that ensures it will be received quickly.

Deemed receipt

25.2 Where a notice is sent by post, service of the notice is deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice, and to have been effected, in the case of a notice of a meeting, on the day after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post. Notices sent by facsimile transmission to the facsimile number nominated by any member for service of notices on him, her or it shall be effective on the date of an error free fax transmission report from the sender's facsimile machine.

Notice to joint holders

25.3 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

Notice in case of death or bankruptcy

25.4 A notice may be given by the Company to a person entitled to a share in consequence of the death or bankruptcy of a member by serving it on the person personally or by sending it to the person by post. A notice sent by post must be addressed by name, or by the title of representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy had not occurred.

Persons entitled to notice

25.5 Notice of every general meeting must be given in the manner authorised by this constitution to:

25.5.1 every member;

25.5.2 every person entitled to a share due to the death or bankruptcy of a member who, but for the member's death or bankruptcy, would be entitled to receive notice of the meeting; and

25.5.3 the auditor of the Company.

25.6 No other person is entitled to receive a notice of general meeting.

25.7 A copy of all notices and documents sent to members must be lodged with the ASX in accordance with the Listing Rules.

26 Winding up

Division of property among members

26.1 If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the property of the Company. For this purpose the liquidator may set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

Vesting property on trustees

26.2 The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on such trusts for the benefit of contributories as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

27 Non-marketable parcels

27.1 The Company may only invoke the procedures in this clause once in any 12 month period.

Notice

27.2 If the number of shares registered in the name of a member is less than a marketable parcel, the directors may send a notice to the member that:

27.2.1 the Company intends to sell the unmarketable parcel;

27.2.2 the shares referred to in the notice are liable to be sold in accordance with this clause and the Listing Rules if the member does not advise the Company before a specified date (**Relevant Date**) that the member wishes to keep those shares; and

27.2.3 if the member holds shares in a CHESS Holding, contain a statement to the effect that if those shares remain in a CHESS Holding after the Relevant Date, the Company may, without further notice, move those shares from the CHESS Holding to an Issuer Sponsored Holding or a certificated holding for the purposes of divestment by the Company in accordance with this clause and the Listing Rules.

27.3 The member must be given at least 6 weeks from the date that the notice is sent in to tell the Company that the member wishes to retain the holding. If the member notifies the Company to that effect, the Company may not sell the holding.

Divestiture

27.4 If the member does not advise the Company by the date specified in the notice that the provisions of clause 27.3 are not to apply to the shares referred to in the notice, the Company may:

27.4.1 If the member holds those shares in a CHESS Holding, move those shares from the CHESS Holding to an Issuer Sponsored Holding or a certificated holding; and

27.4.2 In any case, sell those shares in accordance with this clause and the Listing Rules.

27.5 Any shares sold under clause 27.4 may be sold on-market on the terms, in the manner and at the time determined by the directors and for the purposes of the sale. The member:

27.5.1 appoints the Company as the member's agent for sale;

27.5.2 authorises the Company to effect a transfer of the shares on the member's behalf; and

27.5.3 appoints the Company and its directors to execute any document or take any other steps as the directors may consider appropriate to transfer the shares.

27.6 The transferee will not be bound to see to the regularity of proceedings or to the application of the purchase money and after the transferee's name has been entered in the register of members in respect of the shares, the validity of the sale will not be impeached by any person.

Proceeds of sale

27.7 The proceeds of any sale of an unmarketable parcel less any unpaid calls and interest will be paid to the member or as that member may direct but only after the member's certificate (if any) has been returned to the Company or the Company is satisfied the certificate (if any) is lost or destroyed.

Other provisions

27.8 The Company will cancel the share certificates of all members whose unmarketable parcel of shares are sold.

27.9 The Company or the purchaser will bear all costs, including brokerage and stamp duty associated with any unmarketable parcel of shares.

27.10 The power of the Company to sell an unmarketable parcel of shares lapses following the announcement of a takeover. However, the procedure may be started again after the close of offers made under the takeover.

28 Proportional takeover bid

28.1 Registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid is prohibited unless and until an Approving Resolution approving the Proportional Takeover Bid is passed.

28.2 A person (other than the Bidder or an associate of the Bidder) who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held Bid Class Shares is entitled to:

28.2.1 vote on an Approving Resolution; and

28.2.2 has one vote for each Bid Class Share held.

28.3 Where offers have been made under a Proportional Takeover Bid, the directors must ensure that an Approving Resolution is voted on at a meeting of the persons described in clause 28.2 before the Approving Resolution Deadline.

28.4 An Approving Resolution is passed if more than 50% of the votes cast on the resolution are cast in favour of the resolution and otherwise is taken to have been rejected.

28.5 The provisions of this document that apply to a general meeting of the Company apply, with such modifications as the circumstances require, to a meeting that is called under this clause as if the meeting was a general meeting of the Company.

28.6 If an Approving Resolution to approve the Proportional Takeover Bid is voted on in accordance with this clause before the Approving Resolution Deadline, the Company must, on or before the Approving Resolution Deadline, give the Bidder and ASX a written notice stating that an Approving Resolution to approve the Proportional Takeover Bid has been voted on and whether it was passed or rejected.

28.7 If no resolution has been voted on in accordance with this clause as at the end of the day before the Approving Resolution Deadline, a resolution to approve the Proportional Takeover Bid is taken, for the purposes of this clause, to have been passed in accordance with this clause.

28.8 Under the Corporations Act 2001 (Cth), this clause 28 will automatically cease to have effect on the third anniversary of the date of its adoption or as of its most recent renewal.

28.9 In this clause:

Approving Resolution means a resolution passed in accordance with this clause 28.

Approving Resolution Deadline in relation to a Proportional Takeover Bid means the day that is the 14th day before the last day of the Bid Period.

Words and expressions used in the Corporations Act 2001 have the same meaning as in the Corporations Act 2001

29 Indemnity

29.1 To the extent permitted by law and subject to the restrictions in section 199A of the Corporations Act 2001, the Company indemnifies and must continually indemnify every person who is or has been an officer of the Company (including a director or secretary) against liability (including liability for costs and expenses) incurred by that person as an officer of the Company (including liabilities incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment However, this does not apply in respect of any of the following:

29.1.1 a liability to the Company or a related body corporate;

29.1.2 a liability to some other person that arises out of conduct involving a lack of good faith;

29.1.3 a liability for costs and expenses incurred by the officer in defending civil or criminal proceedings in which judgment is given against the officer or in which the officer is not acquitted; or

29.1.4 a liability for costs and expenses incurred by the officer in connection with an unsuccessful application for relief under the Corporations Act 2001, in connection with the proceedings referred to in the preceding paragraph.

29.2 Without limiting clause 29.3, to the extent permitted by law and subject to the restrictions in section 199A of the Corporations Act 2001, the Company must indemnify and continually indemnify every person who is or has been an officer of the Company (including a director or secretary) against reasonable legal costs incurred in defending an action for a liability incurred or allegedly incurred by that person as an officer of the Company (including such legal costs incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

29.3 The amount of any indemnity payable under clauses 29.3 and 29.4 will include an additional amount (**GST Amount**) equal to any GST payable by the officer being indemnified (**Indemnified Officer**) in connection with the indemnity (less the amount of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer providing the Company with a GST tax invoice for the GST Amount.

29.4 The directors may agree to advance to an officer an amount which it might otherwise be liable to pay to the officer under clause 29.4 on such terms as the directors think fit but which are consistent with this clause, pending the outcome of any findings of a relevant court or tribunal which would have a bearing on whether the Company is in fact liable to indemnify the officer under clause 29.4. If after the Company makes the advance, the directors form the view that the Company is not liable to indemnify the officer, the Company may recover any advance from the officer as a debt due by the officer to the Company.

Former officers

29.5 Each of the indemnities in this clause are continuing indemnities which apply in respect of all acts done by a person while an officer of the Company or one of its wholly owned subsidiaries even though the person is not an officer at the time the claim is made.

Insurance premiums

29.6 The Company may pay the premium on a policy of insurance in respect of a person who is or has been an officer or auditor of the Company to the full extent permitted by the Corporations Act 2001.

30 Miscellaneous

Replaceable rules do not apply

30.1 The Replaceable Rules in the Corporations Act 2001 do not apply to the Company.

Limited liability

30.2 The liability of the members of the Company is limited.

Compliance with Listing Rules

30.3 While the Company is admitted to the Official List of ASX, the following regulations apply:

30.3.1 Notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act shall not be done.

30.3.2 Nothing contained in this constitution prevents an act being done that the Listing Rules require to be done.

30.3.3 If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

30.3.4 If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision.

30.3.5 If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision.

30.3.6 If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

30.4 While the Company is not admitted to the Official List of the ASX, the following regulations apply:

30.4.1 Any references to Listing Rules in this constitution will not apply.

30.4.2 The Company is not required to comply with the requirements of the Listing Rules.

30.4.3 The Company is not required to comply with any requirement to:

(a) provide notice to the ASX;

(b) advise the ASX of any information; or

(c) lodge any notices or documents with the ASX.

30.4.4 If any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution will prevail to the extent of the inconsistency.

30.4.5 If the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution will not be deemed to contain that provision.

30.4.6 If the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution will still contain that provision.

Compliance with ASTC Settlement Rules

30.5 While any of the shares or options in the Company are CHESS approved securities, the Company must comply with the ASTC Settlement Rules.

30.6 While all of the shares or options in the Company are not CHESS approved securities, the Company is not required to comply with the ASTC Settlement Rules.

31 Definitions and interpretation

In this constitution:

ACH means the securities clearing house operated by Australian Clearing House Pty Limited the ACH Clearing Rules.

ASTC Settlement Rules means the ASTC Settlement Rules from time to time issued by ASX Settlement and Transfer Corporation Pty Ltd.

ASX means ASX Limited ABN 98 008 624 691.

Business day means a days on which the major trading banks are open for ordinary business in Brisbane, Queensland and excludes a Saturday, Sunday or public holiday.

CHESS means the clearing house electronic sub-register system as defined in the ASTC Settlement Rules.

CHESS approved securities means securities approved by ASTC to participate in CHESS.

CHESS sub-register means the CHESS subregister part of the register that is administered by ASTC and records uncertificated Holdings in accordance with the ASTC Settlement Rules.

Company means Agenix Limited ABN 58 009 213 754.

Executive Director means a director appointed under clauses 16.1 or 16.2.

Issuer Sponsored Sub-register means that part of the Company's register for the Company's securities that is administered by the Company (and not ASTC) and records uncertificated holdings of securities.

Listing Rules means the Listing Rules of the ASX and any other rules of the ASX which are applicable while the Company is admitted to the Official List of the ASX , each as amended or replaced from time to time, except to the extent of any express written waiver by the ASX.

Officer has the meaning given to it in the Corporations Act 2001.

Representative means a representative appointed by a member under section 250D of the Corporations Act 2001.

Seal means the common seal of the Company and includes any official seal of the Company.

SRN stands for Shareholder Reference Number and means a number allocated by the Company to identify a holder of shares on an issuer sponsored sub-register.

Words and expressions used in this constitution which are also used in the Corporations Act 2001, Corporations Regulations 2001, Listing Rules or ASTC Settlement Rules, have the same meanings given to them under the Corporations Act 2001, Corporations Regulations 2001, Listing Rules or ASTC Settlement Rules.

AGENIX

30 April 2007

DESPATCH OF PROSPECTUS

Agenix today announced that it has completed the despatch to shareholders of the prospectus and entitlement and acceptance form in relation to the 1:4 rights issue announced to the ASX on 16 April 2007.

In accordance with the timetable in the Prospectus, the rights issue closes at 5.00pm Brisbane time on 14 May 2007.

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6396

AGENiX

2 May 2007

CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
FORM 604

Attached is a notice of change of interests of substantial holder dated 2 May 2007.

Tony Finn
Joint Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: AGENIX LTD

ACN/ARSN: 009 213 754.

1. Details of substantial holder(1)

Name: PACIFIC SUPERANNUATION PTY LTD ATF THE PACIFIC SUPERANNUATION FUND (PSF)

ACN/ARSN (if applicable): 109 172 938.

There was a change in the interests of the substantial holder on: 12/4/07

The previous notice was given to the company on: 16/2/07

The previous notice was dated: 16/2/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	14,000,000	6.59%	23,000,000	9.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/4/07	PSF	INCREASE IN	$.11¢	ORDINARY	2.41%
		VOTING POWER	PER SHARE	8,000,000	

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
PSF	PACIFIC	PSF	HOLDER	22,000,000	9.0%
	SUPERANNUATION				
	PTY LTD				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A.	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PACIFIC SUPERANNUATION PTY LTD.	PO BOX 1495 CLAYTON SOUTH VIC 3169.

Signature

print name PETER MCNAMARA. capacity DIRECTOR.

sign here [signature] date 2 / 5 / 2007.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMITED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ravindran Govindan
Date of last notice	3 January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	04 May 2007
No. of securities held prior to change	5,269,557 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares held both directly and indirectly.
Number acquired	73,332 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,699.86
No. of securities held after change	5,342,889 ordinary fully paid shares and 300,000 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ravindran Govindan
Date of last notice	8 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 May 2007
No. of securities held prior to change	5,342,889 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares held both directly and indirectly.
Number acquired	32,442 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,406.41
No. of securities held after change	5,375,331 ordinary fully paid shares and 300,000 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ravindran Govindan
Date of last notice	9 May 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 May 2007
No. of securities held prior to change	5,375,331 ordinary fully paid shares and 300,000 options
Class	Options directly held; ordinary fully paid shares held both directly and indirectly.
Number acquired	94,226 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,893.73
No. of securities held after change	5,469,557 ordinary fully paid shares and 300,000 options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AGENIX

16 May 2007

AGENIX COMPLETES $6.72 MILLION RIGHTS ISSUE

Agenix announces the successful completion of its $6.72 million capital raising to fund the sales and marketing launch of the anti-hepatitis B virus drug of SHRG, the Chinese bio-pharmaceutical company which Agenix is in the process of acquiring.

The SHRG acquisition comprises two related private companies established in the People's Republic of China which are engaged in developing a pipeline of bio-pharmaceutical products and own a GMP manufacturing facility.

The most developed product is an anti-hepatitis B virus drug which has successfully completed Phase III clinical trials and is expected to be launched on the Chinese market in the second half of calendar year 2007, subject to final approval being obtained from the State Food and Drug Administration of the People's Republic of China.

Following the close on 14 May 2007 of the non-renounceable 1:4 entitlements offer at 11 cents, Agenix notifies the ASX, pursuant to Listing Rule 7, that:

- Shareholders exercising their rights applied for 26,664,250 New Shares at 11 cents each to raise $2,933,068. 8,888,083 New Options, attaching on a 1 for every 3 New Shares basis, were also applied for.
- Shareholders applied for 10,119,694 additional New Shares at 11 cents each to raise $1,113,166. 3,373,231 additional New Options, attaching on a 1 for every 3 New Shares basis, were also applied for.
- The Underwriter, Overseas Alliance Financial Limited, has taken up the shortfall under the issue of 24,337,261 shares at 11 cents amounting to $2,677,099. 8,112,420 New Options, attaching on a 1 for every 3 New Shares basis, were also placed by the Underwriter.

The new shares and new options will be allotted on 21 May 2007 and trading of the new shares and options will commence from this date.

END

For more information contact:

Mr Tony Finn
Joint Company Secretary

Agenix Limited
+61 7 3370 3696

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix is in the process of acquiring two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a bio-pharmaceutical company which has a pipeline of anti-viral products in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 50 million tablets per annum.

www.agenix.com

AGENIX

18 May 2007

CEO INTERVIEW WITH AEGIS EQUITIES RESEARCH

Agenix Limited is please to release the attached transcript of an interview given by Chief Executive Officer, Mr Neil Leggett, to John Kessell, Healthcare Analyst, Aegis Equities Research.

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
+61 7 3370 3696

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiary, Agen Biomedical Ltd, the company has a strategic goal of building and developing a pipeline of therapeutic protein/monoclonal antibody-based products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®, which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix is in the process of acquiring two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a bio-pharmaceutical company which has a pipeline of anti-viral products in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 50 million tablets per annum.

ASX	AGX
Bloomberg	AGX AU
Reuters	AGX.AX

30 April 2007

Agenix Limited

Sector: Health Care

The following is a transcript of an interview conducted by Dr John Kessell, Healthcare Analyst at Aegis. For more on Agenix Limited (AGX) see our Health & Life Science Blue Book at www.aer.com.au or go to the AGX website at www.agenix.com

John Kessell – Healthcare Analyst

Agenix has recently announced plans to acquire for up to A$16.5M a private Chinese biopharmaceutical company, SHRG, which has a lead anti-hepatitis B drug called YHD, which has completed phase III trials in China. How did this transaction come about, and aside from capital, how will Agenix add value to a small Chinese drug development company?

AGX CEO – Neil Leggett

The Agenix board was mindful of announcements that had been made in the past about our Thromboview product being likely to attract a licensing deal from an overseas company by as early as December 2005. It became clear to us that potential partners were looking for more data from us in relation to the primary indication of Thromboview, our blood clot imaging agent. To get that additional data, we needed to conduct a phase II pulmonary embolism (PE) clinical trial in the United States.

The board was conscious that we needed to have more in our armoury than just the Thromboview project, and we were actively looking for alternative programs, moving forward. We searched quite extensively for an additional project, and we came across the SHRG opportunity. We've carried out extensive due diligence and believe this opportunity has a lot of potential. We have also obtained an independent valuation of YHD and the GMP manufacturing facility of A$56M. Financially, this is a great deal for Agenix.

In terms of how we can add value to a Chinese drug company, Agenix has a history of commercialising medical diagnostic products. We've been marketing these products in over 60 countries for many years now. We saw in SHRG a very young drug development company with enormous potential and felt that we could bring management expertise as well as our experience in sales and marketing to assist with the launch of the product.

John Kessell – Healthcare Analyst

How will you manage the risks of developing drugs and doing business in China?

AGX CEO – Neil Leggett

I believe it will depend on both what we can bring to the company and the inherent characteristics of the company itself. The CEO of SHRG, Jonathan Zhang, is a returnee, in the sense that he was born and bred in Shanghai, went to the United States at an early age and studied there. Then after a career with international drug development companies, both overseas and in China, he launched SHRG in conjunction with Richard Wang, a Chinese national who has experience in the quality and regulatory areas.

We believe that besides these two individuals, the second tier management also has skills and experience of working with international companies. SHRG also has a strong group of reputable collaborators and consultants. In addition, Shanghai

Venture Capital, a small business development arm of the Chinese government, which has a 5% shareholding in the company, saw a lot of potential in SHRG and gave it some assistance. So, the structure of SHRG was attractive in itself.

In addition, we will appoint key individuals in key positions and there'll be regular visits to China from people like myself to ensure that the strategy that has been laid out for SHRG is implemented.

John Kessell – Healthcare Analyst

Anti-hepatitis B drug YHD is expected to be launched in the Chinese market later in calendar year 2007, following expected approval by the Chinese regulator, SFDA. How will this drug be commercialised in China?

AGX CEO – Neil Leggett

There are two levels of this commercialisation strategy. SHRG has developed a comprehensive sales and marketing plan, which has identified five key regional areas in China. These areas will be served by a direct sales force. We intend to immediately appoint approximately 40 sales and marketing staff, who will visit the relevant hospitals in these areas and market our product directly to the key opinion leaders, purchasing officers and other decision makers within those hospitals.

In addition, we have a signed letter of intent from Sinopharm, the pharmaceutical distribution arm of China National Health, stating its intention to assist us with the distribution of YouHeDing (YHD) in areas not covered by our direct sales force.

John Kessell – Healthcare Analyst

What is the likely market potential for this drug over the next five years?

AGX CEO – Neil Leggett

The market potential we believe is quite significant. We are conservatively forecasting in Australian dollar equivalent terms for calendar year 2011 that we'll generate sales of approximately A$52M and an EBITDA of around A$25M.

John Kessell – Healthcare Analyst

What is the intellectual property position for YHD? How will you prevent cheap copies appearing on the market?

AGX CEO – Neil Leggett

YHD has been categorised in China as a category one drug, which entitles it to five years' protection from competition. Also, we believe that the characteristics of the drug itself—a Chinese-developed drug with strong efficacy and specificity—will make it attractive in the marketplace.

We also have a patented manufacturing process, which we believe provides us an ongoing competitive advantage. However, it is likely that after the end of that five-year category one freedom-from-competition period, we may be listed on the Chinese government's national pharmaceutical list. We feel that although the selling price of the drug may decrease slightly at that time, it will be accompanied by an enormous volume increase. So, we're confident that YHD has a long future.

John Kessell – Healthcare Analyst

Why has the company stated that YHD has Chinese government support?

AGX CEO – Neil Leggett

As I said earlier, Shanghai Venture Capital, which is a business support arm of the Chinese government, has a 5% shareholding in the company and SHRG has already received some government grants.

Also, the letter of intent we have received from Sinopharm shows that there is a considerable interest in and support for our drug from the Chinese government to help us launch it in the market.

John Kessell – Healthcare Analyst

What competition will you face in the Chinese hepatitis B treatment market?

AGX CEO – Neil Leggett

Treatments for hepatitis B virus do exist in the market, such as GlaxoSmithKline's Hepsera, which is in the same chemical family as YHD. Other drugs are also coming through, such as Baraclude, from Bristol-Myers Squibb, and Heptodin, another GlaxoSmithKline product.

However, the difference lies in YHD's chemical family, Dipivoxil, which is the growth segment of the hepatitis B virus treatment market. Hepsera, for example, had growth of approximately 225% in 2006. We believe that the characteristics of our product are as good as those of Hepsera. In addition, we are likely to have a slight pricing advantage because of our patented manufacturing process, which will enable us to move further down the income curve in China and reach more people, as the percentage of population currently being treated using these drugs is extremely small.

John Kessell – Healthcare Analyst

What is the market potential for YHD outside of China, and how long do you expect it will be before YHD is available for sale in other countries?

AGX CEO – Neil Leggett

We're currently exploring this area and getting some precise data on it. We believe there is potential in Indonesia, Vietnam and Korea, in particular. Presently, we're focused primarily on getting the registration through in China and then we will investigate precisely what the opportunities are in other countries.

The deal that we struck in acquiring SHRG did not contain any element in the purchase price relating to potential sales in other countries. So, if any such development takes place, it would be in the countries I mentioned earlier and would provide an upside to the financial forecasts on which the acquisition was based.

Furthermore, the GMP-approved manufacturing facility that we have obtained as part of the SHRG deal will have unused capacity. We can use this extra capacity to manufacture other products.

John Kessell – Healthcare Analyst

SHRG also has a pipeline of additional drug candidates, including another anti-hepatitis B drug and drugs targeting HIV and colon and liver cancer. Which drugs are next likely to enter the clinic, and when?

AGX CEO – Neil Leggett

The drugs that are most likely to receive our immediate support and are showing enormous potential are a second generation hepatitis B virus drug, which we're actively working on, and an anti-colon cancer drug. According to our estimates, both these drugs are likely to enter the clinic as early as calendar year 2008. All products in development have enormous potential. Under the financial terms of the SHRG deal, we effectively paid very little for this pipeline.

John Kessell – Healthcare Analyst

Turning to Thromboview, the priority for the company is to conduct a phase II pulmonary embolus trial. Can you tell us about this trial?

AGX CEO – Neil Leggett

The trial is being conducted after discussions with potential partners for a Thromboview licensing deal as well as discussions with the FDA. We conducted a phase Ib PE trial in Australia, from which we obtained 14 images of patients with PE. Discussions with potential partners indicated that they would like to see a bigger pool of images before moving to the next step.

As a result, we are planning to conduct a PE trial in the United States, with the aim of studying 50 evaluable patients, which means that we may need to recruit between 60 and 65 patients. Recruitment is likely to start in June-July 2007 and is likely to move into the second quarter of 2008 before it is completed.

The cost of this particular trial is in the order of A$2.5M, and we expect to have at least 50 images of patients who potentially have PE. In addition, we're attempting to do some image quality enhancements during the trial and trying to identify if we can acquire an image earlier than the current time of three to four hours. There is still strong interest in Thromboview from potential partners.

John Kessell – Healthcare Analyst

When are results expected from this trial?

AGX CEO – Neil Leggett

The patient recruitment phase, as I said, is expected to complete by the end of the second quarter of 2008. This will be followed by a formal review and preparation of reports, which will take the process to the second half of 2008. However, from a partnering perspective, we are likely to have information that will assist potential partners from early calendar year 2008.

Aegis Corporate Insights

AGENIX

John Kessell – Healthcare Analyst

Finally, in terms of the company's cash position, Agenix had A$7.5M in cash in early March 2007 after receiving the initial payment for the human health point of care diagnostic product sale. Agenix has since realised A$3.5M from a placement, and a further A$6.7M is being raised in the non-renounceable rights issue, although this is earmarked for the sales and marketing launch of YHD.

Can you tell us what is the company's average cash burn rate expected to be going forward, and when YHD is likely to break even? Also, when is the company likely to need to raise additional cash?

AGX CEO – Neil Leggett

The recent extraordinary general meeting of shareholders approved both the A$6.7M rights issue, which is fully underwritten, and the raising of up to an additional A$10M, should we need it. We are currently assessing the SHRG pipeline, outside YHD. Once we have assessed which products will move forward, we may need around A$3M to A$5M to assist with commercialising and taking those products through clinical trials.

The funds for the Thromboview PE trial, which will be around A$2.5M, have already been set aside. In addition, we are currently supporting some activities within AGEN Biomedical. We are still involved in product transfer processes for recent business dispositions that we carried out, and our cash burn rate, outside Thromboview, is around A$300,000 a month.

However, this will taper off and we're looking at other strategies to reduce that amount quite significantly. Also, besides the funds that have been recently approved by the shareholders, we don't think we will need to raise any more funds for the programs that we have in hand at the moment.

END OF INTERVIEW

END